Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties,

Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Aharon Soffer

ID Number: 027943042

Type of Holder: President

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260520

Name and Type of Security: Unregistered Option

Type of Change: Conversion of Options

Date of Change: September 23, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 760,000

Holding Percentage of this type of Securities on the last report: 100%

Change in number of Securities: -380,000

Current Balance: 380,000

Holding Percentage of this type of Securities on the last report: 100%

Holding Percentage of Capital and Voting Rights: 0.01%

Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.28%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: September 23, 2012

Transaction Price: 4,130

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 20,000

Holding Percentage of this type of Securities on the last report: 0.01%

Change in number of Securities: 65,159

Current Balance: 85,159

Holding Percentage of this type of Securities on the last report: 0.05%

Holding Percentage of Capital and Voting Rights: 0.05%

Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.28%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: September 23, 2012

Transaction Price: 4,077.57

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 85,159

Holding Percentage of this type of Securities on the last report: 0.05%

Change in number of Securities: -65,159

Current Balance: 20,000

Holding Percentage of this type of Securities on the last report: 0.01%

Holding Percentage of Capital and Voting Rights: 0.01%

Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.24%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.